ITERUM THERAPEUTICS PLC

Block 2 Floor 3, Harcourt Centre,

Harcourt Street,

Dublin 2, Ireland

May 22, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

Suzanne Hayes

RE:	Iterum Therapeutics plc

Registration Statement on Form S-1

File No. 333-224582

Dear Ms. Westbrook and Ms. Hayes:

Iterum Therapeutics plc (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, May 24, 2018, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Charles Kim and Alan Hambelton of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan Hambelton of Cooley LLP, counsel to the Registrant, at (206) 452-8756, or in his absence, Charles Kim at (858) 550-6420.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ITERUM THERAPEUTICS PLC

By:	/s/ Corey Fishman
Name: Corey Fishman
Title: Chief Executive Officer

cc:	Louise Barrett, Iterum Therapeutics plc

Charles Kim, Cooley LLP

Alan Hambelton, Cooley LLP

Sophia Hudson, Davis Polk & Wardwell LLP